UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42281

Premium Catering (Holdings) Limited

(Registrant’s Name)

6 Woodlands Walk

Singapore 738398

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Resignation of YU Chun Yin

The Board of Directors of Premium Catering (Holdings) Limited, a Cayman Islands exempted company with limited liability (the “Company”), has accepted the resignation of YU Chun Yin as an Executive Director of the Company, effective January 19, 2026.

Resignation of LUM Kian San, Alvin

The Board of Directors of the Company has also accepted the resignation of LUM Kian San, Alvin as an Independent Non-Executive Director of the Company, effective January 1, 2026.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

None

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Premium Catering (Holdings) Limited

Date:	January 26, 2026	By:	/s/ Ben Ka Hei Wong
		Name:	Ben Ka Hei Wong
		Title:	Chief Financial Officer

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